UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Taro Pharmaceutical Industries Ltd.

(Name of the Issuer)

Taro Pharmaceutical Industries Ltd.

Sun Pharmaceutical Industries Ltd.

Alkaloida Chemical Company ZRT

The Taro Development Corporation

Sun Pharma Holdings

Libra Merger Ltd.

(Name of Person(s) Filing Statement)

Ordinary Shares, nominal (par) value NIS 0.0001 per share

(Title of Class of Securities)

M8737E108

(CUSIP Number of Class of Securities)

Taro Pharmaceutical Industries Ltd. 14 Hakitor Street Haifa Bay 2624761, Israel +972 4 8475600

Sun Pharmaceutical Industries

Ltd.

Registered Office: SPARC,

Tandalja, Vadodara – 390 012,

Gujarat, India

Corporate Office: Sun House, Plot

No. 201 B/1, Western Express

Highway, Goregaon (E), Mumbai –

400063, Maharashtra, India

+9122 4324 4324

Alkaloida Chemical Company ZRT Kabay János u. 29 H-4440 Tiszavasvari, Hungary +3648521004
The Taro Development Corporation c/o Taro Pharmaceutical U.S.A., Inc. 3 Skyline Drive Hawthorne, NY 10532 +1 914-345-9001	Sun Pharma Holdings c/o Rogers Capital Corporate Services Limited 3rd Floor, Rogers House, No. 5 President John Kennedy Street Port Louis, Mauritius + 230 203 1100	Libra Merger Ltd. c/o Alkaloida Chemical Company ZRT Kabay János u. 29 H-4440 Tiszavasvari, Hungary +3648521004

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Maxim O. Mayer- Cesiano, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West, New York, NY 10001 Tel: +1-212-735-3000	Adam M. Klein, Adv. Daniel P. Kahn, Adv. Goldfarb Gross Seligman & Co. One Azrieli Center Round Tower Tel Aviv 6701101, Israel +972-3-607-4444	Clifford M.J. Felig, Adv. Jonathan M. Nathan, Adv. Benjamin Bekkerman, Adv. Meitar | Law Offices 16 Abba Hillel Silver Road, Ramat Gan, 5250608, Israel +972-3-610-3171	Richard B. Alsop, Esq. George Karafotias, Esq. Allen Overy Shearman Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000	Michael Davis, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 +1-212-450-4500	Nir Dash, Adv. Niv Sivan, Adv. Herzog, Fox & Neeman Herzog Tower 6 Yitzhak Sade St. Tel Aviv 6777506, Israel +972-3-692-2020

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 5 (this “Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended hereby, this “Schedule” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Taro Pharmaceutical Industries Ltd., an Israeli company (“Taro” or the “Company”) and the issuer of the ordinary shares, nominal (par) value NIS 0.0001 per share (the “Ordinary Shares”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India (“Sun Pharma”); (c) Alkaloida Chemical Company Zrt., a corporation organized under the laws of Hungary and under the control of Sun Pharma (“Alkaloida”); (d) The Taro Development Corporation, a corporation organized under the laws of New York and under the control of Sun Pharma (“TDC”); (e) Sun Pharma Holdings, a corporation organized under the laws of Mauritius and a direct wholly owned subsidiary of Sun Pharma (“SPH”); and (f) Libra Merger Ltd., an Israeli company under the control of Sun Pharma and a direct wholly owned subsidiary of Alkaloida, TDC and SPH (“Merger Sub”).

This Schedule relates to the Agreement of Merger, dated as of January 17, 2024 (the “Merger Agreement”), by and among Sun Pharma, Alkaloida, TDC, SPH, Merger Sub (collectively, the “Sun Pharma Entities”) and Taro. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into Taro (the “Merger”), and each outstanding Ordinary Share (other than such shares held by Sun Pharma and its affiliates or Taro and subsidiaries of Taro) will be converted into the right to receive $43.00 in cash, without interest and subject to any applicable withholding taxes. Sun Pharma, Alkaloida, TDC, and SPH expect to fund the aggregate merger consideration and all related fees and expenses with cash or cash equivalents on hand. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. In order for the Merger to be completed, the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”) must be approved by (a) the affirmative vote of at least 75% of the total voting power of Taro present (in person or by proxy) and voting at the extraordinary general meeting, including at least a majority of the total voting power held by holders other than Sun Pharma and its affiliates, their relatives, persons voting on their behalf or any other holders having a personal interest (under the Israeli Companies Law 5759-1999, as amended, and all rules and regulations promulgated thereunder) in the Merger (the “Interested Shareholders”) and voting thereon, unless the total voting power held by Taro shareholders other than the Interested Shareholders (the “Minority Shareholders”) and voting against the merger does not exceed 2% of the total voting power of the Company; (b) the affirmative vote of at least 75% of the Taro ordinary shares present (in person or by proxy) and voting at the ordinary class meeting; and (c) the affirmative vote of at least 75% of the founders’ shares of Taro (the “Founder Shares”) present (in person or by proxy) and voting at the founders class meeting.

Sun Pharma, Alkaloida, TDC, SPH and their respective Affiliates have agreed to vote or cause to be voted any and all Ordinary Shares and Founder Shares (a) beneficially owned by Sun Pharma, Alkaloida, TDC, SPH or their respective Affiliates or (b) with respect to which they have the power (by agreement, proxy or otherwise) to cause to be voted in favor of the approval of the Transactions (and at any adjournments or postponements thereof) and to cause their personal interest in such vote to be duly disclosed to the Company.

Upon completion of the Merger, the Company will become a privately-held company, the Company’s obligations to file periodic reports under the Exchange Act will be terminated and its Ordinary Shares will no longer be listed on the New York Stock Exchange.

Taro has mailed a proxy statement (the “Proxy Statement”) relating to (a) the extraordinary general meeting of Taro shareholders, (b) the general meeting of holders of Ordinary Shares and (c) the class meeting of the holders of the Founder Shares, at which the shareholders of Taro will consider and vote upon a proposal to approve the terms of the Transactions contemplated by the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(3)(i) and a copy of the Merger Agreement is attached as Appendix A to the Proxy Statement.

EXPLANATORY NOTE

Following the announcement of the signing of the Merger Agreement and as of the date of this Amendment, counsel for Taro received a request for certain additional documents under Section 185(a)(1) of the Israeli Companies Law 5759-1999 from a purported Taro shareholder, and six demand letters (the “Demand Letters”), including two Demand Letters that attach draft complaints, from purported Taro shareholders challenging disclosures made in the Proxy Statement and demanding that Taro provide supplemental disclosures in an amendment or supplement to the Proxy Statement. As of the date of this Amendment, no complaint has been filed with respect to the Demand Letters.

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Taro and the other named defendants deny that they have violated any laws or breached any duties to Taro’s stockholders and believe that these lawsuits and demands are without merit and that no supplemental disclosure to the Proxy Statement is required under any applicable law, rule or regulation. However, solely to eliminate the burden and expense of litigation and to avoid any possible disruption to the Merger, Taro is providing the supplemental information set forth in this Amendment. Nothing in this Amendment shall be deemed an admission of liability or wrongdoing, or of the legal necessity or materiality of any information set forth herein. Unless otherwise required by applicable law, Taro does not undertake any obligation to provide any other supplemental disclosures, whether as a result of receipt of additional demand letters, the filing of a complaint with respect to any demand letter, or otherwise.

This Amendment is being filed to amend and supplement the Proxy Statement. The information contained in this Amendment is incorporated by reference into the Proxy Statement. All page references in this Amendment are to pages in the Proxy Statement. Terms used in this Amendment, but not otherwise defined herein, have the meanings ascribed to such terms in the Proxy Statement.

To the extent that information in this Amendment differs from, or updates information contained in, the Proxy Statement, the information in this Amendment shall supersede or supplement the information in the Proxy Statement. Except as otherwise described in this Amendment or the documents referred to, contained in or incorporated by reference in this Amendment, the Proxy Statement, the appendices to the Proxy Statement and the documents referred to, contained in or incorporated by reference in the Proxy Statement are not otherwise modified, supplemented or amended. This Amendment does not restate the Transaction Statement in its entirety, and the amended and supplemental disclosures contained herein should be read in conjunction with the Transaction Statement, including the Proxy Statement. In addition, these supplemental disclosures will not affect the consideration to be received by the holders of ordinary shares of Taro in the Merger or the timing of the extraordinary general meeting or the ordinary class meeting, scheduled for May 22, 2024 at 10:00 a.m., Israel time, and May 22, 2024, at 11:00 a.m., Israel time, or immediately after the conclusion of the extraordinary general meeting, whichever is later, respectively.

Item 4. TERMS OF THE Transaction

1.	The information set forth in the Proxy Statement under the captions “Special Factors — Background to the Merger” and “Special Factors — Interests of Taro’s Executive Officers and Directors in the Merger” is hereby amended and supplemented by adding the following paragraph at the end thereof:

“As of the date of this proxy statement, none of Taro’s executive officers has entered into any agreement with any of the Sun Pharma Entities regarding employment with, retention or the right to purchase or participate in the equity of, the Surviving Company or one or more of its affiliates, nor has any Taro executive officer engaged in discussions with or received any proposals from, any of the Sun Pharma Entities or their respective representatives regarding employment with, retention or the right to purchase or participate in the equity of, the Surviving Company or one or more of its affiliates.”

2.	The information set forth in the Proxy Statement under the caption “Special Factors — Opinion of the Special Committee’s Financial Advisor” is hereby amended and supplemented as follows:

•	By adding the bold text under the section entitled “Summary of Material Company Financial Analysis — Discounted Cash Flow Analysis” on page 42 of the Proxy Statement as follows:

“BofA Securities performed a discounted cash flow analysis of the Company to calculate a range of implied present values per Taro ordinary share utilizing estimates of the ~~standalone~~ pre-combination, unlevered, after-tax free cash flows the Company was expected to generate over the period from September 30, 2023 through Taro’s fiscal year 2034 based on the Management Forecasts. BofA Securities calculated a terminal value for the Company by applying an assumed perpetuity growth rate range of negative 1.00% to 1.00%, reflecting guidance provided by the management of the Company, to the terminal year unlevered free cash flows of $68 million. The unlevered free cash flows and the terminal values were discounted to September 30, 2023, utilizing mid-year discounting convention, and using discount rates ranging from 10.00% to 12.00%, which were based on an estimate of the Company’s weighted average cost of capital, derived using the capital asset pricing model (which takes into account, among other things, the risk-free rate, the beta, the capital structure, post-tax cost of debt (as applicable) and the applicable equity market risk premium). BofA Securities then calculated implied per share equity value reference ranges (rounded to the nearest $0.05) for the Company by (i) adding to this range of present values the net cash of the Company of $1,295 million as of September 30, 2023 and (ii) dividing the result by the number of fully-diluted Taro shares outstanding of 37.587 million (calculated on a treasury stock method basis, based on information provided by the management of the Company). This analysis indicated the following approximate implied equity value reference range per Taro ordinary share (rounded to the nearest $0.05) for the Company, as compared to the merger consideration, the closing price per Taro ordinary share as of January 16, 2024, the Revised Offer Unaffected Share Price, and the Unaffected Share Price:”

•	By adding the bold text under the section entitled “Summary of Material Company Financial Analysis — Other Factors — Wall Street Analysts Price Targets” on page 43 of the Proxy Statement as follows:

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“BofA Securities reviewed certain publicly available equity research analyst price targets for the Taro ordinary shares available as of January 16, 2024 (which consisted of one research analyst covering the Company) which demonstrated a price of $35.00 and a present value of $31.50 when discounted by one year at the Company’s estimated mid-point cost of equity of 11.10%, derived using the capital asset pricing model.”

•	By adding the following rows to the chart set forth in the section entitled “Summary of Material Company Financial Analysis — Other Factors — Premia Calculations” on pages 44 and 45 of the Proxy Statement:

	Unaffected Price	52-Week High
Top Quartile	57.4%	13.1%
Median	46.1%	1.5%
Mean	46.3%	(4.1%)
Bottom Quartile	32.1%	(16.6%)

Item 5. Past Contacts, Transactions, Negotiations and Agreements

The information set forth in the Proxy Statement under the captions “Special Factors — Background to the Merger,” “Special Factors — Interests of Taro’s Executive Officers and Directors in the Merger” and “Special Factors — Opinion of the Special Committee’s Financial Advisor” is hereby amended and supplemented as provided in Item 4 above.

Item 6. Purposes of the Transaction and Plans or Proposals

The information set forth in the Proxy Statement under the caption “Special Factors — Background to the Merger” is hereby amended and supplemented as provided in Item 4 above.

Item 7. Purposes, Alternatives, Reasons and Effects of the Transaction

The information set forth in the Proxy Statement under the captions “Special Factors — Background to the Merger” and “Special Factors — Interests of Taro’s Executive Officers and Directors in the Merger” is hereby amended and supplemented as provided in Item 4 above.

Item 8. Fairness of the Transaction

The information set forth in the Proxy Statement under the captions “Special Factors — Background to the Merger,” “Special Factors — Interests of Taro’s Executive Officers and Directors in the Merger” and “Special Factors — Opinion of the Special Committee’s Financial Advisor” is hereby amended and supplemented as provided in Item 4 above.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

The information set forth in the Proxy Statement under the captions “Special Factors — Background to the Merger” and “Special Factors — Opinion of the Special Committee’s Financial Advisor” is hereby amended and supplemented as provided in Item 4 above.

Item 10. Source and amounts of funds or other consideration

The information set forth in the Proxy Statement under the caption “Special Factors — Interests of Taro’s Executive Officers and Directors in the Merger” is hereby amended and supplemented as provided in Item 4 above.

Item 11. INTEREST IN SECURITIES OF the SUBJECT COMPANY

The information set forth in the Proxy Statement under the caption “Special Factors — Background to the Merger” is hereby amended and supplemented as provided in Item 4 above.

Item 12. The Solicitation or Recommendation

The information set forth in the Proxy Statement under the caption “Special Factors — Background to the Merger” is hereby amended and supplemented as provided in Item 4 above.

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Item 14. Persons/Assets Retained, Employed, Compensated or Used

The information set forth in the Proxy Statement under the caption “Special Factors — Background to the Merger” is hereby amended and supplemented as provided in Item 4 above.

Item 15. Additional Information

The information set forth in the Proxy Statement under the captions “Special Factors — Background to the Merger,” “Special Factors — Interests of Taro’s Executive Officers and Directors in the Merger” and “Special Factors — Opinion of the Special Committee’s Financial Advisor” is hereby amended and supplemented as provided in Item 4 above.

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(3)(i)*	Proxy Statement of Taro Pharmaceutical Industries Ltd.

(a)(3)(ii)*	Form of Proxy Card (included as Appendix C of the Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(a)(3)(iii)*	Press release, dated January 17, 2024 (incorporated by reference to Exhibit 99.59 to Sun Pharma’s Amendment No. 30 to Schedule 13D, filed on January 17, 2024).

(a)(3)(iv)*	Press release, dated April 15, 2024.

(a)(3)(v)*	Summary advertisement dated April 15, 2024.
(a)(3)(vi)*	Press release, dated May 8, 2024.

(c)(1)*	Opinion of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated January 17, 2024 (included as Appendix B of the Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(c)(2)*	Presentation of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated October 23, 2023.

(c)(3)*	Presentation of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated October 27, 2023.

(c)(4)*	Presentation of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated November 29, 2023.

(c)(5)*	Presentation of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated December 4, 2023.

(c)(6)*	Presentation of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated December 6, 2023.

(c)(7)*	Presentation of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated January 17, 2024.

(d)(1)*	Agreement of Merger, dated as of January 17, 2024, by and among Sun Pharma, Alkaloida, TDC, SPH, Merger Sub and Taro (incorporated by reference to Exhibit 99.58 to Sun Pharma’s Amendment No. 30 to Schedule 13D, filed on January 17, 2024).

(g)	Not applicable.

107*	Filing Fee Exhibit.
*	Previously filed.

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After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2024

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Uday Baldota
Name:	Uday Baldota
Title:	Chief Executive Officer

SUN PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ C.S. Muralidharan
Name:	C.S. Muralidharan
Title:	Chief Financial Officer

SUN PHARMA HOLDINGS

By:	/s/ Rajesh Shah
Name:	Rajesh Shah
Title:	Director

ALKALOIDA CHEMICAL COMPANY ZRT.

By:	/s/ Peter Andreidesz
Name:	Peter Andreidesz
Title:	Director

THE TARO DEVELOPMENT CORPORATION

By:	/s/ Sudhir Valia
Name:	Sudhir Valia
Title:	Director

LIBRA MERGER LTD.

By:	/s/ Erik Zwicker
Name:	Erik Zwicker
Title:	Director

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